[Letterhead of Sutherland Asbill & Brennan LLP]

June 24, 2013

VIA EDGAR

Edward P. Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.

Registration Statement on Form N-2

File No. 333-188956

Filed on May 30, 2013

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund on June 11, 2013, with respect to the Fund’s registration statement on Form N-2 (File No. 333-188956), filed with the Commission on May 30, 2013 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s oral comments are set forth below and are followed by the Fund’s responses. Where revisions to the Prospectus are referenced in the below responses, such revisions have been included in the marked pages attached hereto. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Prospectus.

1.	We note your response to prior comment 29 set forth in the Staff’s letter, dated May 10, 2013, pertaining to the prior confidential submission of the Registration Statement (the “Prior Letter”). Please revise the disclosure set forth in the “Portfolio Companies” section of the Prospectus to include the following information, if applicable, within the description of each security or as a narrative, for the past three years:

•	Whether the investment is on partial or non-accrual of income;

•	If the security is on partial or non-accrual of income, a full description of the reasons why income is not being accrued at the full coupon rate;

•	Whether there has been a material change to the creditworthiness of the borrower; and

•	Whether the investment has been restructured in any way since its initial offering, such as a change in interest rate, maturity date, or type of interest.

Edward P. Bartz, Esq.

June 24, 2013

The Fund has revised the footnotes included in the “Portfolio Companies” section of the Propsectus in response to the Staff’s comment.

2.	Please revise the disclosure set forth in the “Portfolio Companies” section of the Prospectus to add disclosure regarding any material changes to the Legacy Portfolio after March 31, 2013.

The Fund has revised the disclosure included in the “Portfolio Companies” section of the Prospectus in response to the Staff’s comment.

3.	We note that you have included audited financial statements in the Prospectus for the fiscal years ending December 31, 2012 and 2011. However, it appears that those financial statements omit the “financial highlights” disclosure that is required by FASB ASC 946-205-50 and, indirectly, Section 401 of Regulation S-X. Please update the footnotes to your financial statements to include the required “financial highlights” disclosure.

The Fund has revised the footnotes to the audited financial statements for the fiscal years ended December 31, 2012 and 2011 included in the Prospectus in response in response to the Staff’s comment.

4.	We note your response to prior comment 6 set forth in the Prior Letter. Please revise the disclosure that was added in response to prior comment 6 to also discuss the type of investment maturities that the Fund intends to target for its portfolio.

The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

5.	We note your response to prior comment 11 set forth in the Prior Letter. Please revise the disclosure included in the “Summary – Risk Factors” section of the Prospectus to also include the additional disclosure added to the “Risk Factors” section of the Prospectus in response to prior comment 11.

The Fund has revised the disclosure included in the “Summary – Risk Factors” section of the Prospectus in response to the Staff’s comment.

6.	We note your response to prior comment 17 set forth in the Prior Letter. Please revise the disclosure set forth in the “The Offering – Investment Advisory Fees” section of the Prospectus to include the additional disclosure regarding the use and valuation of derivatives for advisory fee purposes that you included in the “Investment Advisory Agreement” section of the Prospectus in response to prior comment 17.

Edward P. Bartz, Esq.

June 24, 2013

The Fund has revised the disclosure included in the “The Offering – Investment Advisory Fees” section of the Prospectus in response to the Staff’s comment.

7.	We note your response to prior comment 21 set forth in the Prior Letter. Please update the tabular disclosure set forth in the “Fees and Expenses” section of the Prospectus to reflect your base management fee as a percentage of net, rather than gross, assets.

The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

8.	We note your response to prior comment 25 set forth in the Prior Letter. Please update the disclosure included in the Prospectus, where applicable, to also include an explanation of the term “return of capital.“With reference to comment 25 as set forth in the Letter, please revise the disclosure on pages 10, 26 and 44 of the Prospectus to clarify the definition of “return of capital.”

The Fund has revised the disclosure set forth in the “Summary,” “Risk Factors” and “Distributions” sections of the Prospectus in response to the Staff’s comment.

9.	We note your response to prior comment 26 set forth in the Prior Letter. Please revise the “Risk Factors” section of the Prospectus to clarify that such measures could also deprive a shareholder of the opportunity to sell such shareholder’s shares at a premium.

The Fund has revised the disclosure included in the “Risk Factors” section of the Prospectus in response to the Staff’s comment.

10.	We note your response to prior comment 31 set forth in the Prior Letter. Please provide a more detailed analysis regarding how the process described in the disclosure included in the “Determination of Net Asset Value – Determinations in Connection with Offerings” section of the Prospectus complies with the requirements of Section 23(b) under the 1940 Act, or, alternatively, revise the above-referenced disclosure to clearly state that the Fund’s board of directors will determine the Fund’s net asset value per share within the time period prior to the offering proscribed in Section 23(b).

The Fund believes that process described in the above-referenced section of the Prospectus comports with the requirements under Section 23(b). Specifically, the Fund advises the Staff on a supplemental basis that bullet-point disclosure included in the above-referenced section of the Prospectus reflects the methodology the Fund expects to employ to confirm that shares of its common stock are being sold at or above the Fund’s then current net asset value per share, as required by Section 23(b) under the 1940 Act. The penultimate paragraph included in

Edward P. Bartz, Esq.

June 24, 2013

the above-referenced section of the Prospectus notes, however, that this determination does not necessarily reflect the calculation and setting of a formal net asset value per share, which would require the substantially more time-consuming process the Fund expects to undertake in preparing its quarterly financial statements. Such a process would include, in part, the preparation of formal valuations for each private investment in the Fund’s portfolio and the retention and use of third-party valuation firms.

The Fund believes that the formal setting of a net asset value per share by its board of directors is neither expressly nor implicitly required under Section 23(b). In addition, such a process would be nearly impossible, from a practical standpoint, to complete with the 48 hour period set forth in Section 23(b). The Fund therefore believes that the process described in the above-referenced section of the Prospectus meets both the letter and the spirit of Section 23(b) in providing a methodology to both (i) determine an updated net asset value per share for Section 23(b) purposes, and (ii) permit the board of directors, or an authorized committee thereof, to determine that the sale price of its common stock is at or above such net asset value per share.

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Joseph B. Alala, III / Capitala Finance Corp.

John Mahon / Sutherland Asbill & Brennan LLP